Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition as of September 30, 2022 and March 31, 2022 and results of operations for the six months ended September 30, 2022 and 2021 in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report.

Company Overview

We are a growing platform services company primarily providing content streaming/telecasting services with over eight million active users located all across India.15 Our Lytus platform provides a wide range of streaming services and telemedicine services with local assistance through local Health Centers. Through our platform, our customers are well connected via CPE devices/STBs and have access to multi-dimensional services including telemedicine service we place to offer in the future.

We believe that our strong customer base and expansive market presence position us to expand our portfolio of offerings. We have been focused on adopting and implementing technologies that can change the landscape of being a conventional streaming services provider. Partnering with those who share our passion, we strive to provide India’s semi-urban, urban population with unmatched services across the tele-healthcare.

We intend to benefit from India’s e-commerce boom and the recent tele-medicine regulation through the acquisition of Lytus Health. The management teams Lytus Health has many years of pioneering experience in telemedicine in the USA, which we believe will help us create a profitable and sustainable business model with rapid growth prospects. We believe that our deep understanding and local expertise have enabled us to create solutions that address the needs and preferences of our consumers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of our success. As approved by the Board on February 27, 2023, we will deconsolidate GHSI from our consolidated financial statements with effect from March 1, 2023. The business of telemedicine in the USA shall be restructured in Lytus Health.

Key Factors For Our Performance

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

●	Number of Subscribers: our revenue growth and long-term profitability are affected by our ability to increase our subscriber base because we derive a substantial portion of our revenue from streaming services and via client contracts that provide subscribers access to our Lytus platform in exchange for a contractual based monthly fee. Revenue is driven primarily by the number of subscribers, the number of services contracted for by a subscriber and the contractually negotiated prices of our services and online content that is specific to that particular subscriber. We believe that increasing our subscriber base is an integral objective that will provide us with the ability to continually innovate our services and support initiatives that will enhance subscriber experiences and lead to increasing or maintaining our existing annual net dollar retention rate. The number of subscribers was 1,855,527 as of September 30, 2022, as of year ended March 31, 2022 was 1,904,450. During the six months ended September 30, 2022, the subscribers decreased by 48,923 from the March 31, 2022. The decrease in subscribers was primarily driven by competition in the OTT streaming market. However, the management believes that the decrease is marginal and will be retained when platform services are launched.

●	Cluster of customized online content: the Lytus platform provides an opportunity to customize the online content to meet the needs of that particular subscriber. We plan to form partnership with other companies to develop our telemedicine business and entertainment and education online content. Revenues arising from this segment will be driven primarily by the customizable content formats aligned with the customer satisfaction. We believe that increasing our current subscriber utilization rate is a key objective in order for our subscribers to realize tangible healthcare savings with our service.

[15]	Calculation based upon approximately 1.9 million paid home subscribers which based on industry standards translates to more than 8 million viewers on an average of 4.6 viewers per household in India. Source: United Nations, Department of Economic and Social Affairs, Population Division (2019) — Database on Household Size and Composition 2019. Available at https://population.un.org/Household/index.html#/countries/356.

Six months ended September 30, 2022 compared to six months ended September 30, 2021

Significant Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS).

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of profit or loss and other comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of profit or loss and other comprehensive income.

Share Warrant Liability

We account for share warrants as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 — Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement. Share warrants are accounted for as a derivative in accordance with IFRS 9 — Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative. Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash. We will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: IAS 38.21

a.	it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b.	the cost of the asset can be measured reliably.

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. IAS 38.22 The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. IAS 38.33

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software programme so that it will be available for use;

●	management intends to complete the computer software programme and use or sell it;

●	there is an ability to use or sell the computer software programme;

●	it can be demonstrated how the computer software programme will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software programme during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortised.

Deferred offering costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. As of September 30, 2022 and March 31, 2022, the Company had deferred offering costs of $0 and $34,165, respectively.

Revenue from Contract with Customers and Other Income

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming/telecasting, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

During the six months ended September 30, 2022, our total income of $6,484,884 comprised of operating revenue of nil and other income of $6,484,884, whereas during the six months ended September 30, 2021, our total income of $7,626,029 comprised of operating revenue of $102,013 and other income of $7,524,016. The Company has reported Other Income as a net amount after netting of amounts payable to Reachnet.

The overall decrease of $1,141,145 or 15% in Total income was primarily driven by the decrease in business of GHSI and reduced business in Other Income.

Particulars	For the 6 months ended September 30, 2022		For the 6 months ended September 30, 2021		Change
	$	%	$	%	$	%
STATEMENT OF OPERATIONS DATA:
Revenue from contract with customer	—		102,013		(102,013)
Other operating revenue	—		—		—
Total Revenues	—	—	102,013	—	(102,013)	(100)
Other Income	6,484,884	100.00	7,524,016	99.00	(1,039,132)	(14)
Total income	6,484,884	100.00	7,626,029	100.00	(1,141,145)	(15)

During the six months ended September 30, 2022, other income was $6,484,884, an decrease of $1,039,132 or 14%, from $7,524,016 for the six months ended September 30, 2021.

The revenue from contract with customers and other income consist of:

	For the 6 months ended 30 September 2022	For the 6 months ended 30 September 2021	Change
	($)	($)	($)	(%)
Revenue from contract with customers
Telemedicine services	—	102,013	102,013	(100)
Total (A)	—	102,013	102,013	(100)

Other Income
Income from revenue entitlement rights	6,124,042	7,258,605	(1,134,563)	(16)
Sundry liabilities no longer required written back	360,842	265,411	95,431	36
Total (B)	6,484,884	7,524,016	(1,039,132)	(14)
Total income (A+B)	6,484,884	7,626,029	(1,141,145)	(15)

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

Cost of revenue is nil for the six months ended September 30, 2022 representing a decrease of $36,001 for the six months ended September 30, 2022, from $36,001 for the six months ended September 30, 2021.

Cost of revenue	For the 6 months ended Sept 30, 2022	For the 6 months ended Sept 30, 2021	Changes
	(In $)	(In $)	(In $)	(In %)
Cost of materials consumed	—	36,001	(36,001)	-100
	—	36,001	(36,001)	-100

Costs of revenue are recognized when incurred and have been classified according to their primary function.

Staffing Expenses

For the six-month ended September 30, 2022, the staffing costs is nil, representing a decrease of $205,574 for the six months ended September 30, 2022, from $205,574 for the six months period ended September 30, 2021.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc. For the six months ended September 30, 2022, we incurred legal and professional expenses of $1,721,061, amortization costs of $5,623,417 and other operating expenses of $145,314, while during the six months ended September 30, 2021, we incurred legal and professional expenses of $225,566, amortization costs of $6,015,398 and other operating expenses of $341,062.

Liquidity and Capital Resources

Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures. As we continue to grow our subscriber base, we expect an initial funding period to grow new products as well as negative working capital impacts from the timing of device-related cash flows when we provide the devices to customers pursuant to equipment installment plans.

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position,

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

●	We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

●	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

The preparation of these Consolidated Condensed financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to the allowance for doubtful accounts, the useful life of property and equipment, assumptions used in assessing impairment of long-term assets, and valuation of deferred tax assets, fair value estimation of warrants and critical judgement over capitalization of internally developed intangible assets and development cost in progress.

We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions4.

Trade and other receivable

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions. Refer to note on Subsequent Event, in respect of modification of the Acquisition of Customer Agreement from Reachnet. The terms of modification should be conclusive by the March 10, 2023, upon executing the Share Purchase Agreement with Sri Sai.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

Given that Reachnet is an ongoing operations partner of Lytus India with respect to the telecasting business, the collectability of the amounts does not pose a significant risk for the following reasons:

1.	Reachnet is a licensed cable company and is regularly audited by the Ministry of Information and Broadcasting. These audits regularly confirm number of subscribers and subscriptions fees reported in the Nationwide SMS platform (Subscriber Management Platform);

2.	The Management of the Company and Reachnet have implemented protocols requiring the finance teams of both companies to closely monitor the amounts receivable and payable providing relevant confirmations periodically;

[4]	Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the six-month ended September 30, 2022 and for six months period ended September 30, 2021.

3.	To the extent that Reachnet is unable to collect or pay the amounts owed to the Company, the Company has the ability to set those amounts off against any future payments to Reachnet in conjunction with the ongoing operations of the company;

4.	The Company has the ability to take legal action against Reachnet and or its directors for non-payment of dues owed to the Company. Under Indian law, remedies pursued against the management of Reachnet can be both civil remedies as well as remedies under the Indian Penal Code; and

5.	Upon ending of the lockdown and reconciliation of all payments with Reachnet, the Company intends to implement a direct billing system with its customers so that it has better visibility and control over revenue streams from customers.

Please refer accounting policy relating to intangible asset for assumptions and estimates. Please refer to Note on Subsequent Event for further modification to the arrangement with Reachnet.

On December 11, 2022, we entered into, and on January 17, 2023, our board of directors approved the minutes regarding, a Modification Agreement (the “Modification Agreement”) by and between us and Reachnet, which Modification Agreement modifies the Customer Acquisition Agreement, as subsequently amended. Pursuant to the Modification Agreement, we and Reachnet have agreed that we will acquire one million of Reachnet’s subsidiary’s subscribers, as well as Reachnet’s subsidiary’s core business assets that are needed to serve those one million subscribers. The previous agreement between us and Reachnet provided that we would acquire approximately 1.8 million of Reachnet’s customers for $58.29 million; under the Modification Agreement, we will instead acquire one million of Reachnet’s customers for consideration of $11.5 million.

In connection with the Modification Agreement, on December 12, 2022, we and Reachnet entered into, and on January 17, 2023 our board of directors approved the minutes regarding, a Deed of Assignment (the “Deed of Assignment”), pursuant to which Reachnet assigned its interest in the Agreement for Acquisition dated August 11, 2022, by and between Reachnet and Sri Sai Cable and Broad Band Private Limited, a subsidiary of Reachnet (“Sri Sai” and such agreement, the “Sri Sai Agreement”), to us. Pursuant to such arrangement, as modified, we have been assigned one million subscribers and a 51% equity interest in Sri Sai. We have assumed Reachnet’s payment obligations under the Sri Sai Agreement, which total $10 million, consisting of:

●	$1 million, which has been paid to the shareholders of Sri Sai, as partial payment for our 51% equity interest in Sri Sai;

●	$1.5 million, which is payable on or before January 31, 2023 to the shareholders of Sri Sai, for the remaining amount due to such shareholders, in consideration for our 51% equity interest in Sri Sai; and

●	$7.5 million, which is payable, in accordance with the terms of the Sri Sai Agreement, as capital infusion for capital expenditures, in the form of convertible debentures to be issued by Sri Sai.

The remaining consideration of $1.5 million will be retained by us as reserved and payable to Reachnet in consideration for 0.1 million additional subscribers, along with core business assets to serve those 0.1 million additional subscribers.

As a result of the Modification Agreement and the Deed of Assignment, we will own and directly control the operating core assets that impact income received from subscribers, including fiber optic network, the subscriber management system, local operator network, and others. The effect of the modification shall be provided when the Company has entered into Share Purchase Agreement with Sri Sai and there has been an effective transfer of shares in the name of the Company. On February 27, 2023, the Board of the Company and Sri Sai have approved the draft Share Purchase Agreement, which should be executed on or before March 10, 2023.

Impairment of property, plant and equipment and intangible assets excluding goodwill:

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.”

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired

When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions. Refer to note on Subsequent Event, in respect of modification of the Acquisition of Customer Agreement from Reachnet. The terms of modification should be conclusive by the March 10, 2023, upon executing the Share Purchase Agreement with Sri Sai.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Refer to Note on Modification Agreement with Reachnet, wherein which the closing balances receivable from Reachnet shall be netted off to the extent of the modified arrangement. The terms of modification should be conclusive by the March 10, 2023, upon executing the Share Purchase Agreement with Sri Sai.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the six months indicated, both in absolute amount and as a percentage of its total revenues.

	For the 6 months period ended 30 September 2022		For the 6 months period ended 30 September 2021		Changes
	$	%	$	%	$	%
STATEMENT OF OPERATIONS DATA:
Revenue from contract with customers	0	0%	102,013	1%	(102,013)	-100%
Other Income	6,484,884	100%	7,524,016	99%	(1,039,132)	-14%
Total Income	6,484,884	100%	7,626,029	100%	(1,141,145)	-15%
Cost of revenue	0	0	36,001	0	(36,001)	-100%
Other operating expenses	145,314	2%	341,062	5%	195,748	-57%
Legal and professional expenses	1,721,061	27%	225,566	3%	1,495,495	663%
Staffing expenses	—	0%	205,574	3%	(205,574)	-100%
Depreciation and amortisation	5,623,417	87%	6,015,398	92%	(391,981)	-7%
Total Expenses	7,489,792		6,823,601		666,191	10%
Operating (loss)/income	(1,004,908)	-15%	802,428	12%	(1,807,336)	225%
Finance expenses	164,583	3%	220,376	3%	55,793	25%
Loss before income tax	(1,169,491)	-18%	582,052	9%	(1,751,543)	-301%
Income tax expenses	550,606	8%	766,173	12%	(215,567)	-28%
Net loss after tax available to common shareholders	(1,720,097)	-30%	(184,121)	-3%	(1,535,976)	834%
Other comprehensive income
Items that may be reclassified subsequently to income	—
Exchange difference on foreign currency translation of subsidiaries, net of tax	942,137		344,958		597,179	173%
Total comprehensive (loss)/income for the period	(777,960)		160,837		(938,797)	-584%
Attributable to:	—		0		—
Controlling interest	(777,960)		156,368		(934,328)	-598%
Non-controlling interest	—		4,469		(4,469)	-100%
Basic loss per common share	(0.05)		(0.01)
Diluted loss per common share	(0.05)		(0.01)

Revenue from contract with customers

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

Lytus India, our wholly-own subsidiary in India, did not have significant operations during the six months ended September 30, 2022.

For the six months ended September 30, 2022, Lytus Group had no operating revenue, as compared to approximately $102,013 for the six months ended September 30, 2021.

The Company has derived revenue from telemedicine services for the six months period ended September 30, 2021.

Other Income/Application of IFRS 15

We had other income of approximately $6.5 million, net for the six months ended September 30, 2022, as compared with approximately $7.5 million, net for the six months ended September 30, 2021.

The Company recorded, for the six months ended September 30, 2022, the Other Income of $6,124,042 and for the six months ended September 30, 2021, the Other income of $7,258,605, representing a decrease of 1,134,563. The Company has reported Other Income as a net amount after netting of amounts payable to Reachnet.

“Other Income” treatment is based on the applicable IFRS rules for the following reasons:

●	For the six months ended September 30, 2022 and the six months ended September 30, 2021: The revenue recognized under IFRS 15 is presented as Other Income since Reachnet had provided services to Company’s customers during that period under the Management Services Agreement[4]

The Company’s financial performance was substantially similar to its previous year. The other income more or less similar when compared to the prior year.

The Company intends to continue growing its subscriber base through strategic identified acquisitions and partnerships. It also intends to grow its revenue base through increased offerings in the Telemedicine space.

The following table presented Company’s other income disaggregated by service lines for the six months ended September 30, 2022 and 2021:

Other income	For the 6 months period September 30, 2022	For the 6 months period September 30, 2021	Difference (in $)	Difference in %
Other income assignment fees	6,124,042	7,258,605	(1,134,563)	-16%
Sundry Balances written back	360,842	265,411	95,431	36%
	6,484,884	7,524,016	(1,039,132)	-14%

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

Cost of revenue consists primarily of cost of materials consumed, broadcaster/subscription fees and leaseline charges. It consists primarily of cost of materials consumed ($56,063); broadcaster/subscription fees ($394,471); and leaseline charges ($102,003) for the six-month ended September 30, 2022, as compared to primarily of cost of materials consumed ($144,274); broadcaster/subscription fees ($535,025); and leaseline charges ($83,158) for the same period ended September 30, 2021. Costs of revenue are recognized when incurred and have been classified according to their primary function.

The following table presented Company’s cost of revenue disaggregated by service lines for the six months ended September 30, 2022 and 2021:

Cost of revenue	For the period ended Sept 30, 2022	For the period ended Sept 30, 2021	Changes
	(In USD)	(In USD)	(In USD)	(In %)
Cost of materials consumed	—	36,001	(36,001)	-100%
	—	36,001	(36,001)	-100%

[4]	Management believes that the income is correctly recognized as per the provisions of IFRS 15.9. Please refer to ASC 606-10-55-37A and IFRS 15.B35A, wherein Lytus India has the control for allocating “a right to a service to be performed by the other party [Reachnet], which gives the entity [Lytus India] the ability to direct that party to provide the service to the customer on the entity’s behalf.”

Staffing Expenses

For the six-month ended September 30, 2022, the staffing costs is nil, representing a decrease of $205,574 for the six months ended September 30, 2022, from $205,574 for the six months ended September 30, 2021.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc. For the six months ended September 30, 2022, we incurred legal and professional expenses of $1,721,061, amortization costs of $5,623,417 and other operating expenses of $145,314, while during the six months ended September 30, 2021, we incurred legal and professional expenses of $225,566, amortization costs of $6,015,398 and other operating expenses of $341,062.

Income Taxes

Deferred tax related to the translations of foreign operations of Lytus India from INR to USD has been calculated at the rate of the jurisdiction in which a subsidiaries are situated, i.e. in India (at the rate of 25.17%).

During the six-month ended September 30, 2022, our income tax expenses of $550,606, includes current tax of $734,243 and deferred tax of $(183,637), as compared with income tax expenses of $766,173 during six months period ended September 30, 2021, includes current tax of $382,307 and deferred tax of $383,866.

Going Concern, Liquidity and Capital Resources

Note on Going Concern:

Negative working capital and Cash Flow

The Company has negative cash used in operating activities to the extent of $2,279,516 as of September 30, 2022, and negative cash used in operating activities to the extent of $734,550 as of September 30, 2021. Upon successful transition of subscribers pursuant to the terms of the customer acquisition agreement (the “Customer Acquisition Agreement”) between Reachnet and Lytus India, we expect to be able to carry out our operations in the normal course of business and generate approximately Rs.130 ($1.80) in streaming subscription fees from each of our approximately 1.9 million customer connections, as prescribed by the Telecom Regulatory Authority of India guidelines. For more information on the Customer Acquisition Agreement, see “Business Overview — Reachnet Agreement.” We believe that this will enable us to improve our cash position significantly.

The intermittent inability to process accounts receivables and receive cash payments has resulted in liquidity issues. However, we, in collaboration with Reachnet’s management, has taken necessary steps, including communicating with all relevant commercial partners, seeking deferral of its payment obligations where possible, to mitigate our liquidity issues. From an operations perspective, there was no significant impact on the Company as the number of subscribers remained unchanged. Reachnet continued to collect fees from our customers in the interim and was paid its 61% of collected revenue in the interim period. Accordingly, we represented that there was no significant operational impact resulting from the deferred settlement agreement.

On December 10, 2020, we engaged an independent third-party reviewer/consultant to carry out a routine systems audit of Reachnet’s operations before completing final payments under the Customer Acquisition Agreement. On February 5, 2021, Lytus India and Reachnet entered into the Third Supplemental Agreement to the Customer Acquisition Agreement, pursuant to which the parties agreed to settle, on a good faith basis, payments due under the Customer Acquisition Agreement upon completion of the third party’s systems and operational review of Reachnet and its subscribers. The commercial terms to the Customer Acquisition Agreement remained intact and were not subject to any contingency. There was no operational impact on us on account of the proposed review, as Reachnet continued to provide services and collect payments from our customers pending this review.

The independent review commenced on April 1, 2021, and with relaxation of the lockdown restrictions, the final phase of the review was completed on April 28, 2022, and a report on the findings (the “Reachnet Report”) was provided to us on April 28, 2022.

The Reachnet Report:

●	Confirmed and verified the physical veracity and operational functionality of the Nationwide Subscriber Management Systems currently deployed by Reachnet and the accuracy of Reachnet’s periodic reporting of data to relevant management teams;

●	Confirmed and verified the operational metrics of the headend/broadcasting equipment that is used by Reachnet in all of the major metros in Maharashtra; and

●	Verified the following as accurate: in the States of West Bengal, Andhra Pradesh, Kerala, Haryana, New Delhi (National Capital Region) and rural parts of Maharashtra and Karnataka:

●	the location and functionality of overhead fiber in each of these regions;

●	the location and functionality of underground fiber in each of these regions;

●	the functionality of all nodes in smaller metros where Reachnet has its offices;

●	the technology redundancy review of protocols of all servers, including aging and expected timelines for renewal of equipment in each of these regions;

●	the lists of final active customers in each of these regions; and

●	the local cable office resources of Reachnet in each of these regions.

The Reachnet Report also validates and certifies the viability of Reachnet’s operational systems nationwide. As a result of the findings of the Reachnet Report, we do not anticipate any amendment or material adjustment to the consideration of $58.29 million payable under the Customer Acquisition Agreement as of March 31, 2022. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. Accordingly, we intend to settle 50% of the payment obligation on or before March 31, 2023 and the remaining 50% on or before March 31, 2024.

At the next meetings of the respective boards of directors of us and Reachnet, it is expected that the following steps will be completed based upon the advice of the consultants and in compliance with all applicable requirements of the laws of India:

●	Both parties will determine the total receivables as of the date of settlement.

●	Reachnet will pay us all amounts due (approximately $50.94 million) as of March 31, 2024

●	Once the implementation of a payment settlement is complete, we will, on a going-forward basis, directly bill subscribers and maintain direct relationships with the local agents responsible for collecting subscription revenue from customers.

Based on the conclusions of the Reachnet Report, we believe our commercial arrangement with Reachnet was not materially impacted, and that final settlement of the Customer Acquisition Agreement will have no material impact on our results of operations or result in any material adjustments to the purchase price, or in any contracts or our relationships with customers.

On December 11, 2022, we entered into, and on January 17, 2023, our board of directors approved the minutes regarding, a Modification Agreement (the “Modification Agreement”) by and between us and Reachnet, which Modification Agreement modifies the Customer Acquisition Agreement, as subsequently amended. Pursuant to the Modification Agreement, we and Reachnet have agreed that we will acquire one million of Reachnet’s subsidiary’s subscribers, as well as Reachnet’s subsidiary’s core business assets that are needed to serve those one million subscribers. The previous agreement between us and Reachnet provided that we would acquire approximately 1.8 million of Reachnet’s customers for $58.29 million; under the Modification Agreement, we will instead acquire one million of Reachnet’s customers for consideration of $11.5 million.

In connection with the Modification Agreement, on December 12, 2022, we and Reachnet entered into, and on January 17, 2023 our board of directors approved the minutes regarding, a Deed of Assignment (the “Deed of Assignment”), pursuant to which Reachnet assigned its interest in the Agreement for Acquisition dated August 11, 2022, by and between Reachnet and Sri Sai Cable and Broad Band Private Limited, a subsidiary of Reachnet (“Sri Sai” and such agreement, the “Sri Sai Agreement”), to us. Pursuant to such arrangement, as modified, we have been assigned one million subscribers and a 51% equity interest in Sri Sai. We have assumed Reachnet’s payment obligations under the Sri Sai Agreement, which total $10 million, consisting of:

●	$1 million, which has been paid to the shareholders of Sri Sai, as partial payment for our 51% equity interest in Sri Sai;

●	$1.5 million, which is payable on or before January 31, 2023 to the shareholders of Sri Sai, for the remaining amount due to such shareholders, in consideration for our 51% equity interest in Sri Sai; and

●	$7.5 million, which is payable, in accordance with the terms of the Sri Sai Agreement, as capital infusion for capital expenditures, in the form of convertible debentures to be issued by Sri Sai.

The remaining consideration of $1.5 million will be retained by us as reserved and payable to Reachnet in consideration for 0.1 million additional subscribers, along with core business assets to serve those 0.1 million additional subscribers.

As a result of the Modification Agreement and the Deed of Assignment, we will own and directly control the operating core assets that impact income received from subscribers, including fiber optic network, the subscriber management system, local operator network, and others. However, the financials are presented on the basis of its status as of September 30, 2022. Further, the modification agreement is dependent upon the effective transfer of shares of Sri Sai, which should happen by March 10, 2023 and the modification shall become effective upon execution of the Share Purchase Agreement with Sri Sai.

Large Payment Obligation by the Company

On September 30, 2022, under the terms of its Customer Acquisition Agreement with Reachnet, the Company is obligated to make payments to Reachnet. The Company intend to settle 50% of the payments obligation of Reachnet under the contract on or before March 31, 2023 and the remaining 50% on or before March 31, 2024.

Under the terms of the agreement with Reachnet, the Company was also scheduled to receive ‘Other Receivables’ due of $54,343,241 for the six months period ended September 30, 2022 ($50,939,090 for the year ended March 31, 2022) from Reachnet, as reflected in its books of accounts. It is expected to be received on or before March 31, 2023. The Company expects that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. Upon such settlement, the company expects to have sufficient available cash to be able to meet its current liabilities associated with the business. Refer to Note 3A on Other Income.

The Consolidated Condensed financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Furthermore, the Company is contemplating discussions with Reachnet’s Management to consider modifying its agreement with Reachnet by offering Reachnet stock in lieu of its current payment obligations. This modification, if implemented, should help substantially mitigate cash liquidity requirements for the Company.

Based on the above, we believe that upon lifting of the COVID-19 lockdown restrictions in India, the Company’s available potential cash balances should be sufficient to meet its requirements to carry out its operations effectively. After this offering, the Company may decide to enhance its liquidity position or increase its cash reserve for future investments through additional capital and finance funding.

Liquidity and Capital Resources:

The components of cash flow for the six months period ended September 30, 2022 and September 30, 2021.

Particulars	For the period ended 30 September 2022	For the period ended 30 September 2021
Net cash used in operating activities	(2,279,516)	(734,550)
Net cash used in investing activities	(5,064,593)	(160,000)
Net cash provided by financing activities	11,355,747	893,177
Exchange rate effect on cash	(8,225)	(1)
Net cash inflow (outflow)	4,003,413	(1,374)

Cash (used in) Operating Activities

Net cash used in operating activities was $2,279,516 for the six-month ended September 30, 2022.

Cash used in operating activities for the six months ended September 30, 2022 consisted primarily of non-cash adjustments for amortization and depreciation of $5,623,417. Further, it consists of ‘changes in other receivable’ of ($7,214,286) and other current liabilities of ($1,219,181).

Net cash used in operating activities was $734,550 for the six-month ended September 30, 2021. Cash used in operating activities for the six months period ended September 30, 2021 consisted primarily of non-cash adjustments for amortization and depreciation of $6,015,398. Further, it consists of ‘changes in other receivables’ of ($8,565,153) and other current liabilities of $1,428,404.

Cash (used in) provided by Investing Activities

Net cash used in investing activities was $5,064,593 for the six months period ended September 30, 2022. The investment activity was primarily comprised of purchase of property, plant and equipment of $5,064,593.

Net cash used in investing activities was $160,000 for the six months period ended September 30, 2021. The investment activity was primarily comprised of purchase of property, plant and equipment of $160,000.

Cash provided by (used in) Financing Activities

Net cash provided by financing activities was $11,355,747 for the six months period ended September 30, 2022. During the period, the proceeds from issue of equity is $12,468,011 and repayment of short term borrowings of ($1,000,000).

Net cash provided by financing activities was $893,177 for the six months period ended September 30, 2021. During the period, cash provided financing activities consisted of proceeds from short term borrowings of 947,802.

Note on Liquidity and Capital Resources

The principal amount of our debt as of September 30, 2022, was $37,662 and as of March 31, 2022 was $1,038,155.

Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures. As we continue to grow our subscriber base, we expect an initial funding period to grow new products as well as negative working capital impacts from the timing of device-related cash flows when we provide the devices to customers pursuant to equipment instalment plans.

Under the terms of the agreement with Reachnet, we were also scheduled to receive ‘Other Receivables’ due of approximately $54.34 million as of September 30, 2022 ($50.9 million as of March 31, 2022) from Reachnet, as reflected in its books of accounts. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. Upon such settlement, we expect to have sufficient available cash to be able to meet our current liabilities associated with the business.

We expect to utilize free cash flow, cash on hand, and availability under our credit facilities, as well as future refinancing transactions to further extend the maturities of our obligations. The timing and terms of any refinancing transactions will be subject to market conditions among other considerations. Additionally, we may, from time to time, and depending on market conditions and other factors, use cash on hand and the proceeds from securities offerings or other borrowings to retire our debt through open market purchases, privately negotiated purchases, tender offers or redemption provisions. We believe we have sufficient liquidity from cash on hand, free cash flow and access to the capital markets to fund our projected cash needs.

We continue to evaluate the deployment of our cash on hand and anticipated future free cash flow including to invest in our business growth and other strategic opportunities, including mergers and acquisitions as well as stock repurchases and dividends.

As possible acquisitions, swaps or dispositions arise, we actively review them against our objectives including, among other considerations, improving the operational efficiency, geographic clustering of assets, product development or technology capabilities of our business and achieving appropriate return targets, and we may participate to the extent we believe these possibilities present attractive opportunities. However, there can be no assurance that we will actually complete any acquisitions, dispositions or system swaps, or that any such transactions will be material to our operations or results.

On June 17, 2022, we consummated our initial public offering and listing on NASDAQ. We have listed our common shares on the NASDAQ Capital Market under the trading symbol “LYT”. We raised gross proceeds of $12.40 million from the initial public offering of 2,609,474 shares at $4.75 per common share and raised gross proceeds of $1.86 million from the of 391,421 shares pursuant to the underwriter’s overallotment option at $4.75 per common share (for aggregate gross proceeds of $14.25 million).

Intangible Assets and Goodwill

The amortization expense on the customer acquisition costs is $5,623,417 for the six months ended September 30, 2022 and $6,015,398 for the six months ended September 30, 2021.

Contractual Obligations and Off-Balance Sheet Arrangements

On September 30, 2022, under the terms of our Customer Acquisition Agreement with Reachnet, we are obligated to make payments to Reachnet. We intend to settle 50% of the payment obligation of Reachnet under the contract on or before March 31, 2023 and the remaining 50% on or before March 31, 2024. This contractual obligation shall be amended on the basis of the modified arrangement. Refer to the notes on Subsequent Event in relation to the modified terms of the arrangement. The modification agreement shall be effective upon execution of the Share Purchase Agreement with Sri Sai, which should be executed on or before March 10, 2023.

Under the terms of the agreement with Reachnet, we were also scheduled to receive ‘Other Receivables’ due of approximately $54.34 million as of September 30, 2022 ($50.9 million as of March 31, 2022) from Reachnet, as reflected in its books of accounts. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. We expect that this settlement will be implemented as soon as possible, upon the conclusion of the third party review report. Upon such settlement, we expect to have sufficient available cash to be able to meet our current liabilities associated with the business. Refer to Note 3A on Other Income.

As of March 31, 2022, we have not decided to offset the balances payable.

As of the six months ended September 30, 2022, the Company has not decided to offset the balances payable.

Quantitative and Qualitative Disclosures about Market Risk

Substantially all of our operations are within India and the United States, and we are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Foreign Currency Exchange Rate Risk

As a result of our international operations, primarily in India and the United States, we are exposed to currency translation impacts. Our reporting currency is the U.S. dollar. The functional currency of the Company is the U.S. dollar and the functional currency of Lytus India, which generate the majority of our revenue, is the Indian Rupees (“INR”). The financial statements of our subsidiaries whose functional currency is the INR are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result, as the Rupee depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our Dollar-Based Net Expansion Rate, will be negatively or positively affected. Constant Currency Dollar-Based Net Expansion Rate is calculated using fixed exchange rates to remove the impact of foreign currency translations.

As a result of foreign currency translations, which are a non-cash adjustment, we reported foreign currency translation of subsidiaries, net of tax of $1,007,050 for the six months ended September 30, 2022 and $344,958 for the six months ended September 30, 2021.

Interest Rate Sensitivity

Cash and short-term investments were held primarily in bank and time deposits. The fair value of our cash and short-term investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Consolidated Condensed Financial Statements and Supplementary Data

The consolidated condensed financial statements begin on page F-1.

Critical Accounting Estimates

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the year ended March 31, 2022 and March 31, 2021.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”). See Note 1 on Financial Instruments on page F-11 – F-13 for additional discussion on FVTPL and FVOCI.

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired

When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

●	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

Subsequent events

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is February 27, 2023, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

The financial statements are presented on the basis of its status as of September 30, 2022. However, on December 11, 2022, we entered into, and on January 17, 2023, our board of directors approved the minutes regarding, a Modification Agreement (the “Modification Agreement”) by and between us and Reachnet, which Modification Agreement modifies the Customer Acquisition Agreement, as subsequently amended. Pursuant to the Modification Agreement, we and Reachnet have agreed that we will acquire one million of Reachnet’s subsidiary’s subscribers, as well as Reachnet’s subsidiary’s core business assets that are needed to serve those one million subscribers. The previous agreement between us and Reachnet provided that we would acquire approximately 1.8 million of Reachnet’s customers for $58.29 million; under the Modification Agreement, we will instead acquire one million of Reachnet’s customers for consideration of $11.5 million.

In connection with the Modification Agreement, on December 12, 2022, we and Reachnet entered into, and on January 17, 2023 our board of directors approved the minutes regarding, a Deed of Assignment (the “Deed of Assignment”), pursuant to which Reachnet assigned its interest in the Agreement for Acquisition dated August 11, 2022, by and between Reachnet and Sri Sai Cable and Broad Band Private Limited, a subsidiary of Reachnet (“Sri Sai” and such agreement, the “Sri Sai Agreement”), to us. Pursuant to such arrangement, as modified, we have been assigned one million subscribers and a 51% equity interest in Sri Sai. We have assumed Reachnet’s payment obligations under the Sri Sai Agreement, which total $10 million, consisting of:

●	$1 million, which has been paid to the shareholders of Sri Sai, as partial payment for our 51% equity interest in Sri Sai;

●	$1.5 million, which is payable on or before January 31, 2023 to the shareholders of Sri Sai, for the remaining amount due to such shareholders, in consideration for our 51% equity interest in Sri Sai; and

●	$7.5 million, which is payable, in accordance with the terms of the Sri Sai Agreement, as capital infusion for capital expenditures, in the form of convertible debentures to be issued by Sri Sai.

The remaining consideration of $1.5 million will be retained by us as reserved and payable to Reachnet in consideration for 0.1 million additional subscribers, along with core business assets to serve those 0.1 million additional subscribers.

The Company modified its arrangement with Reachnet, on 11 December 2022, to acquire from 1.8 million subscribers to 1 million subscribers and related core assets, and correspondingly modified its consideration from $59 million to $11.5 million. The modification agreement also provides that the transfer of desired subscribers and core assets shall be undertaken by way of assignment agreement in favor of the Company.

On December 12, 2022, the Company has assumed Reachnet’s obligation to make payment of $10 million to Sellers-Shareholders of Sri Sai, by executing the assignment agreement with Reachnet, in respect of the Agreement for Acquisition entered into between Reachnet and Sri Sai, on August 11, 2022. Furthermore, the assignment agreement is dependent on the execution of the Share Purchase Agreement with Sri Sai, on the basis of which the Company shall make payment of $2.5 million against the receipt of 51% shareholding of Sri Sai. As of this date, the modification agreement shall come to its conclusion and the closing balances as of this date (date of Share Purchase Agreement) shall be netted off and settled from the books of the Company. Further, upon execution of the Share Purchase Agreement, the management of the Company shall assess the impairment of intangible assets (being customer acquisition rights). It is expected that the signing event for the Share Purchase Agreement with Sri Sai shall be on or before 10 March 2023. The management has recognised this as a impending event which should conclude and consummate upon execution of the Share Purchase Agreement with Sri Sai, with corresponding transfer of shares of Sri Sai, which shall in turn crystalise the Modification Agreement and Deed of Assignment as concluded and final.

As a result of the Modification Agreement and the Deed of Assignment, we will own and directly control the operating core assets that impact income received from subscribers, including fiber optic network, the subscriber management system, local operator network, and others. On February 27, 2023, the Board has approved the draft Share Purchase Agreement with Sri Sai.

On June 18, 2022, we acquired 100% equity of Lytus Technologies, Inc. (“ Lytus Health” ), a Company for general corporate purposes On February 27, 2023, however, the integration was not yet complete. On February 27, 2023, the Board has approved the fiscal integration of Lytus Health with effect from January 1, 2023.